Filed Pursuant to Rule 253(g)(2)

File No. 024-10690

Fundrise For-Sale Housing eFund, Washington DC, LLC

SUPPLEMENT NO. 11 DATED OCTOBER 20, 2020

TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFund, Washington DC, LLC (“we”, “our”, “us” or the “Company”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 22, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose the letter sent to investors on or about October 20, 2020.

Investor Letter sent on or about October 20, 2020

Update: Planned merger of eFunds expected to occur by Nov 30

To improve economies of scale and minimize operating costs, we plan to merge the three existing eFunds into a single larger eFund at the end of November. Prior to the merger, investors will have the option to remain invested or redeem their shares without penalty.

Key takeaways

•	In order to reduce operating costs and improve economies of scale, we are currently working to merge the three existing eFunds into a single eFund by November 30, 2020.
•	Existing investors will have the option to redeem their eFund shares without penalty prior to the merger (Note: redemption requests must be submitted by November 15 at 11:59 PM EST).
•	As managers, we’ve chosen to waive 100% of our asset management and advisory fees we’ve earned since the inception of the funds.
•	The new larger eFund will continue to pursue a strategy of providing single-family housing in affordability constrained markets, as well as explore additional opportunities that may benefit from the tax-advantaged structure of the eFund.

As an investor in one or more of our for-sale housing eFunds, we are writing to inform you of our intention to merge the three existing eFunds (the Washington, DC eFund, the Los Angeles eFund, and the National eFund) into one single larger eFund. As noted in our public filings from June 2020 and our mid-year investor letter, we’ve been exploring this option for several months and expect to complete the merger on approximately November 30, 2020.

The primary purpose for merging the three separate eFunds is to create greater efficiencies, reduce the overall operating costs, increase diversification, and ultimately produce stronger potential returns for inventors as a result of improved economies of scale.

Of course, the original intention behind the launch of the eFunds was to provide investors with the ability to invest in what we believed, and continue to believe, is a strong, growing demand for for-sale housing in supply-constrained markets through a specialized, tax-advantaged partnership structure.

To date, while we’ve seen positive value appreciation in both major markets in which we’ve invested (Los Angeles and Washington, DC), overall fund performance has been hampered by rising construction costs over the past 24 months, as well as fixed fund-level expenses that have had a larger-than-anticipated impact due to the smaller overall asset size of the separate funds.

In total, since inception we’ve acquired or invested in 96 homes (including entitled lots) of which 75 are currently either leased or under construction with 19 having been sold. Net return on investment to the fund for the homes that have sold have ranged from as high as 29.0% to a low of -6.3%, with a weighted average return on investment across all sold homes of approximately 6%.

Meanwhile, weighted average operating costs across the three eFunds were 2.47% in 2018 and 1.23% in 2019, which has served to reduce net returns to investors (for comparison, the operating costs for the East Coast eREIT, which is roughly the same size in terms of assets under management as the three eFunds combined, were 0.48% in 2018 and 0.31% in 2019).

While performance has been net positive overall, we feel as managers that the returns do not reflect the full potential of the original investment strategy, and as a result, we’ve opted to waive 100% of all asset management and advisory fees that we’ve earned since the inception of all three eFunds through to the present date.

Updated strategy: merger and focus on housing

Upon completion of the merger, the new larger Fundrise eFund will hold approximately 75 homes, 88 potential infill development lots, and cash, for total assets under management of approximately $95 million. With relatively similar fixed operating costs, we expect these expenses to be reduced to less than 0.5% annually.

Going forward, we expect to continue to operate the existing portfolio of homes in Los Angeles and Washington, DC benefitting from ongoing price appreciation, while simultaneously looking for the appropriate opportunity to either renovate or sell portions of the portfolio.

In addition, given the dramatic shift in the residential housing market sparked by the COVID-19 pandemic, we expect to explore additional opportunities to invest in more affordably-priced markets across the Sunbelt that are experiencing surging demand for new homes. This strategy, along with others that we may pursue, will be driven by the ability to once again receive the unique tax-advantaged benefits offered by the eFund due to its partnership structure.

We realize that there may be investors who specifically sought to invest in one of the eFunds based on its geographic focus, or are simply unsatisfied with the investment to date. Additionally, there may be investors who feel that the future strategy is no longer a fit with their own investment goals. To accommodate this, in addition to waiving our fees, we will also allow any investor who wishes to redeem their eFund shares without penalty prior to the merger. The deadline for those wishing to submit a redemption request is November 15, 2020 at 11:59 PM. We will pause accepting eFund redemption requests after November 15 until the merger is complete, at which point the redemption program will resume normal operations.

For those investors who intend to remain invested for the long-term, you do not need to take any action. At the time of the merger, your existing shares in the eFunds that are merging will be automatically converted into new shares of the scaled-up Fundrise eFund in the amount equal to the value of your previous holdings.

As always, we greatly appreciate the opportunity to serve each and every one of our investors. The eFunds, like other Fundrise offerings, are one-of-a-kind investment products that are made possible because of the technology platform that we’ve built to support them. We look forward to continuing to utilize this unique model to unlock even greater potential going forward.

Onward.

Frequently asked questions

How will the merger impact my tax reporting documents?

Regardless of whether or not you choose to redeem your eFund shares, you should expect to receive between one and three Schedules K-1 as part of your 2020 tax package, depending on which eFunds you currently own. Investors who choose to stay invested after the merger should expect to receive a single Schedule K-1 for tax year 2021 and subsequent years. As a reminder, K-1s are typically available by mid-March.

How will the merger impact the value of my Fundrise account?

Investors who choose to redeem their eFund shares will receive the full value of their shares in effect at the time the request is submitted, without any redemption penalty, and should of course expect their Fundrise account value to decrease by that same amount.

If you choose to remain invested, you will be issued shares of the new merged Fundrise eFund in an amount equal to the value of your existing eFund shareholdings. In conjunction with and immediately prior to executing the merger, we will update the net asset value per share (NAV) of all three eFunds. To the extent that there is an increase or decrease in the NAV of an eFund in which you are currently invested, you should expect your account value to change accordingly, but your account value should not change as a function of the merger itself.

How will the merger impact the diversification of my Fundrise portfolio?

If you choose to remain invested, you will automatically gain diversification across the properties held by any eFund which you do not currently own as part of your Fundrise portfolio.

When should I expect to receive my eFund redemption?

Outstanding redemption requests which were submitted prior to September 1, 2020, will be processed on October 31, 2020, pursuant to the timing of the normal redemption plan. Requests submitted between September 1, 2020 and November 15, 2020 at 11:59 PM EST will be processed on approximately November 19, 2020. In both cases, investors should expect the funds to settle in their bank account within 3 – 5 business days of the processing date.

Will redemption penalties be waived for eFund redemption requests submitted prior to this announcement?

Yes. All outstanding eFund redemption requests, including those which are scheduled to be processed on October 31, 2020 pursuant to the normal redemption plan, will have their redemption penalties waived.